

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2023

Joseph E. Teichman
Executive Vice President and General Counsel
Lightstone Value Plus REIT II, Inc.
1985 Cedar Bridge Avenue, Suite 1
Lakewood, New Jersey 08701

> **Re: Lightstone Value Plus REIT II, Inc.**
> **Schedule 14D-9 Filed November 22, 2023**
> **File No. 005-94193**

Dear Joseph E. Teichman:

We have reviewed your filing and have the following comments.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in your Schedule 14D-9, unless otherwise indicated.

Schedule 14D-9 Filed November 22, 2023

Past Contacts, Transactions, Negotiations and Agreements

1. In the first two paragraphs of this section, please explain why the disclosure that pertains to the *Company* is qualified "[t]o the knowledge of the Company." Otherwise, please omit the qualifications.

The Solicitation or Recommendation

2. Refer to the fourth bullet under the subsection "The Key Reasons for the Recommendation." Please specify which sections of the Company's Annual Report on Form 10-K for the year ended December 31, 2022 describe the "methodologies and assumptions, as well as certain qualifications, used to determine the estimated values [of] the Company's assets and liabilities . . ." in connection with the estimated NAV calculation of $10.12 per Share. See General Instruction C to Schedule 14D-9.

3. Refer to the following statement made under the last bullet of the subsection "The Key

Reasons for the Recommendation": "[T]he Board of Directors noted that the Tender Offer can be amended, *including to reduce the consideration paid for the Shares*, or terminated *with little notice* to Stockholders" (emphasis added). Under Rule 14e-1(b) of the Exchange Act, a tender offer needs to remain open for at least 10 business days after any decrease in offer consideration. Please revise accordingly to prevent this disclosure from being misleading.

Person/Assets, Retained, Employed, Compensated or Used

4. We note in the disclosure under "Reasons for the Recommendation" that the Board of Directors consulted the Advisor about the Tender Offer. Please state in your response letter whether the Advisor received any compensation from the Company in connection with the Board of Director's consultation with representatives of the Advisor regarding the terms of the Tender Offer. Revise the disclosure in this section of the Schedule 14D-9 if applicable. See Item 1009(a) of Regulation M-A.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk at 202-551-3263, Shane Callaghan at 202-330-1032, or Eddie Kim at 202-679-6943.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions